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                             March 23, 2022

       Jacob Suen
       Chief Executive Officer
       Airgain, Inc.
       3611 Valley Centre Drive, Suite 150
       San Diego, CA 92130

                                                        Re: Airgain, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-3
                                                            Filed March 21,
2022
                                                            File No. 333-263568

       Dear Mr. Suen:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-3

       General

   1. We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended
December 31, 2021, which in turn incorporates by reference
                                                        certain Part III
information from a definitive proxy statement that you have not yet filed.
                                                        Please be advised that
we cannot accelerate the effective date of your registration statement until you
have amended your Form 10-K to include the Part III information or have filed a definitive
proxy statement which includes such information. For guidance, please refer to
Question 123.01 of the Securities Act Forms Compliance and Disclosure
                                                        Interpretations.
   2. We note that your prospectus lists depositary shares on the cover page, describes them in the section entitled
"Description of Depositary Shares," and lists a deposit agreement as
 Jacob Suen
Airgain, Inc.
March 23, 2022
Page 2
      Exhibit 4.6. Please have counsel revise the legal opinion filed as
Exhibit 5.1 to opine as
      the depositary shares, and additionally revise the filing fee table to include the depositary shares, or advise.
Exhibits

3. Please revise your exhibit index as appropriate to reflect the securities being offered and to ensure sequential numbering. In this regard, we note the Form of Note and Form of
      Rights Agreement listed as Exhibits 4.5 and 4.10, respectively, as well as a gap in numeration. Please also ensure that the legal opinion references the correct exhibit number(s).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any questions.



                                                             Sincerely,
FirstName LastNameJacob Suen
                                                             Division of
Corporation Finance
Comapany NameAirgain, Inc.
                                                             Office of
Manufacturing
March 23, 2022 Page 2
cc:       Matthew T. Bush
FirstName LastName